Exhibit 99 – Form of Preliminary Prospectus

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT ISSUED JUNE , 2003 (SUBJECT TO COMPLETION)

(To Prospectus Dated May             , 2003)

$

NORTHEAST UTILITIES

% SENIOR NOTES, SERIES B, DUE 2008

Interest payable on June 1 and December 1

The Series B Notes are not redeemable prior to maturity.

PRICE AND        % ACCRUED INTEREST, IF ANY

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Company
Per Series B Note		%		%		%
Total	$		$		$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series B Notes to purchasers on June             , 2003.

MORGAN STANLEY

BARCLAYS CAPITAL

JPMORGAN

FLEET SECURITIES, INC.

THE ROYAL BANK OF SCOTLAND

June    , 2003

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the Series B Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page

Forward-Looking Statements	S-1

Northeast Utilities	S-2

Recent Developments	S-

Use of Proceeds	S-

Selected Historical Consolidated Financial Information	S-

Capitalization	S-

Description of the Series B Notes	S-

Underwriting	S-

Legal Opinions	S-

PROSPECTUS

Where You Can Find More Information

Documents Incorporated by Reference

Forward-Looking Statements

About this Prospectus

Northeast Utilities

Ratios of Earnings to Fixed Charges

Use of Proceeds

Legal Opinions

Experts

Plan of Distribution

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events, or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, estimated, projection, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.

Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by the following important factors that could cause our actual results to differ materially from those contained in our forward-looking statements.

Some important factors that could cause our actual results or outcomes to differ materially from those discussed in the forward-looking statements include prevailing governmental policies and regulatory actions, including those of the Securities and Exchange Commission, the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission, and state regulatory agencies, with respect to allowed rates of return, industry and rate structure, operation of nuclear power facilities, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased-power costs, stranded costs, decommissioning costs, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs).

Our business and profitability are also influenced by economic and geographic factors including political and economic risks, changes in environmental and safety laws and policies, weather conditions (including natural disasters), population growth rates and demographic patterns, competition for retail and wholesale customers, pricing and transportation of commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation, changes in project costs, unanticipated changes in certain expenses and capital expenditures, capital market conditions, competition for new energy development opportunities, and legal and administrative proceedings (whether civil or criminal) and settlements.

All such factors are difficult to predict, contain uncertainties which may materially affect actual results and are beyond our control.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement. Except to the extent required by the securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements.

NORTHEAST UTILITIES

Northeast Utilities is a holding company for a number of companies comprising the Northeast Utilities system and is not itself an operating company. Through The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire, Western Massachusetts Electric Company and Yankee Gas Services Company (each a direct or indirect wholly owned subsidiary of ours), we provide retail electric service to more than 1.8 million customers in Connecticut, Massachusetts and New Hampshire and natural gas to approximately 191,000 customers in Connecticut. We also have a number of unregulated subsidiaries, including Select Energy, Inc., which provide energy management and marketing and other energy related services, under our competitive holding company, NU Enterprises, Inc., and we are one of the largest competitive energy suppliers in New England.

Our principal executive offices are located at 174 Brush Hill Avenue, West Springfield, Massachusetts 01089, telephone number (413) 785-5871. Our general business offices are located at 107 Selden Street, Berlin, Connecticut 06037, telephone number (860) 665-5000.

RECENT DEVELOPMENTS

[To Be Provided]

USE OF PROCEEDS

We estimate the net proceeds from the sale of the Series B Notes after payment of underwriting discounts and commission and expenses will be approximately $            . We will use the proceeds of the offering to (i) refinance approximately $60 million of short-term debt used to finance our competitive businesses and incurred at a variable interest rate of LIBOR plus a margin of 0.85%, under a revolving credit agreement which matures on November 11, 2003, (ii) invest in our competitive subsidiaries to enable them to refinance their respective short-term debt, and (iii) other general corporate purposes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

We have derived the summary selected historical consolidated financial data set forth below for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 from our financial statements audited by Arthur Andersen LLP, independent public accountants in the case of 1998, 1999 and 2000, and Deloitte & Touche LLP in the case of 2001 and 2002. Our financial statements for the three-year period ended December 31, 2002, the accompanying notes and the reports of Deloitte & Touche LLP on the 2001 and 2002 financial statements and of Arthur Anderson LLP on the 2000 financial statements are included in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference in the accompanying prospectus. In March 2002, we dismissed Arthur Andersen LLP as our external auditors and selected Deloitte & Touche LLP as our external auditor beginning for the year 2002. In our opinion all adjustments (constituting normal recurring accruals) necessary for a fair statement of the results of operations for the three months ended March 31, 2003 have been made. The income statement data for the three months ended March 31, 2003, is not necessarily indicative of the results that may be expected for an entire year.

The following material, which is presented in this prospectus supplement solely to furnish introductory information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference.

		Year Ended December 31,
	March 31, 2003 (unaudited)	2002	2001	2000	1999	1998
	(Dollar amounts in millions, except ratios and per share data)
Income Statement Data(1)
Operating revenues	$1,688.4	$5,216.3	$5,968.2	$5,876.6	$4,471.3	$3,767.7
Operating expenses	1,524.4	4,749.7	5,429.0	5,181.8	3,945.9	3,543.0
Operating income	164.0	466.6	539.2	694.8	525.4	224.7
Net income (loss) for common shares	60.2	152.1	243.5	(28.6)	34.2	(146.8)
Total assets	10,273.2	10,267.6	10,331.9	10,217.1	9,688.1	10,387.4
Basic earnings (loss) per common share	0.47	1.18	1.80	(0.20)	0.26	(1.12)
Fully diluted earnings (loss) per common share	0.47	1.18	1.79	(0.20)	0.26	(1.12)
Average basic common shares outstanding	127.0	129.2	135.6	141.5	131.4	130.5

		Year Ended December 31,
	March 31, 2003 (unaudited)	2002	2001	2000	1999	1998
	(Dollar amounts in millions, except ratios and per share data)
Balance Sheet Data
Rate reduction bonds (2)	1,856.4	1,899.3	2,018.4	—	—	—
Long-term debt, net of current portion	2,324.4	2,287.1	2,292.6	2,029.6	2,372.3	3,282.1
Preferred stock subject to mandatory redemption, net of current portion	—	—	—	15.0	121.3	167.5
Common shareholders’ equity	2,229.6	2,210.5	2,117.6	2,218.6	2,083.3	2,047.4
Shareholders’ Equity Data
Cash dividends per common share	0.14	0.53	0.45	0.40	0.10	—
Book value per share	17.61	17.33	16.27	15.43	15.80	15.63

		Year Ended December 31,
	March 31, 2003 (unaudited)	2002	2001	2000	1999	1998
Ratio of Consolidated Earnings to Fixed Charges	2.50x	1.80x	2.49x	2.10x	1.45x	0.55x	(4)

(1) New Accounting Standards –financial information updated to comply with EITF Issue No. 02-3 “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” as described in Note 1C on pg 41 of the Northeast Utilities 2002 Annual Report.

(2) The rate reduction bonds are non-recourse to Northeast Utilities or any of its subsidiaries.

(3) For purposes of computing the ratios: (i) earnings consist of pretax income from continuing operations, adjusted for income taxes, fixed charges on debt (including rate reduction bonds), distributed income of equity investees and minority interests; and (ii) fixed charges consist of interest on long-term debt (including rate reduction bonds), amortized premiums, discounts and capitalized expenses related to indebtedness, interest on short-term debt, interest component of rental expenses and other interest and dividend payments on preferred stock.

(4) There is less than a one-to-one ratio in this year. The amount of the deficiency in 1998 was $143,934,000.

CAPITALIZATION

The following table sets forth our debt and equity capitalization as of March 31, 2003 (i) on a historical basis and (ii) adjusted to give effect to this offering of Series B Notes and the application of estimated net proceeds as described under “Use of Proceeds.” You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

	March 31, 2003	March 31, 2003
	Actual (millions)	pro forma(1) (millions)
Debt:
Notes payable to banks	$95.0	$35.0
Obligations under capital leases—current portion	$0.9	$0.9
Long-term debt and preferred stock—current portion	$55.7	$55.7
Obligations under capital leases	$15.7	$15.7

	March 31, 2003		March 31, 2003
	Actual (millions)%		pro forma(1) (millions)%
Capitalization:
Common shareholders’ equity	$2,229.6	48%	$2,227.1	47%
Preferred stock not subject to mandatory redemption	$116.2	2%	$116.2	2%
Long-term debt	$2,324.4	50%	$2,449.4	51%

Total capitalization 100%	$4,670.2	100%	$4,792.7	100%

(1) Amount reflects estimated impact of net increase in interest expense, net of tax, for a twelve month period, resulting from the impacts of this transaction.

DESCRIPTION OF THE SERIES B NOTES

The Series B Notes are a separate series of the Senior Notes described in the accompanying prospectus and will be issued under a Second Supplemental Indenture, dated as of June 1, 2003, between us and The Bank of New York, as trustee (the “Series B Note Indenture”), supplementing our Indenture with the Bank of New York dated as of April 1, 2002, as amended and supplemented (the “Senior Note Indenture”) described in the accompanying prospectus. You should read the accompanying prospectus for a detailed summary of additional provisions of the Senior Notes and of the Senior Note Indenture. The description of the Series B Notes below supplements the description of the Senior Notes contained in the accompanying prospectus. If the descriptions are inconsistent, this prospectus supplement controls. The following summary and the description set forth in the accompanying prospectus do not purport to be complete and are subject to, and qualified in their entirety by, all provisions of the Senior Note Indenture. Capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus.

General

The Series B Notes will constitute the second series of our Senior Notes issued under our Senior Note Indenture. The Senior Note Indenture does not limit the amount of Senior Notes that we may issue.

The Series B Notes are initially being offered in the aggregate principal amount of $            . We may, without the consent of the holders of the Series B Notes, create and issue additional notes ranking equally with the Series B Notes in all respects, including having the same CUSIP number, so that such additional notes shall be consolidated and form a single series with the Series B Notes and shall have the same terms as to status, redemption or otherwise as the Series B Notes. No additional notes may be issued if an Event of Default has occurred and is continuing with respect to the Series B Notes. The Series B Notes will mature on June 1, 2008. The Series B Notes are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. The Senior Note Indenture permits the defeasance of the Senior Notes upon satisfaction of the conditions described under “Description of the Senior Notes—Defeasance” in the accompanying prospectus.

The Series B Notes will constitute senior debt and will rank pari passu with all our other unsecured and unsubordinated indebtedness. Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Series B Notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends to us, repurchase shares of their common stock from us or repay loans or advances made by us to them. We are not allowed under applicable law to borrow money from our subsidiaries. Dividends payable by certain of our subsidiaries are restricted pursuant to the terms of the subsidiaries’ long-term debt agreements and regulatory requirements, but we do not believe these restrictions should interfere with the payment of interest on or repayment of the Series B Notes. Holders of the Series B Notes will generally have a junior position to claims of any holders of preferred stock and creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders. In addition to trade debt, our subsidiaries have ongoing corporate debt programs used to finance their business activities. As of March 31, 2003, our subsidiaries had approximately $2.1 billion of outstanding external debt for borrowed money, which includes long-term debt (including $32.8 million due within one year) and short-term debt but does not include trade debt, capital leases, power purchase obligations, approximately $1.9 billion of rate reduction bonds, and approximately $116.2 million of outstanding preferred stock.

The Senior Note Indenture does not currently limit the amount of indebtedness or preferred stock issuable by our subsidiaries. Please refer to “Description of the Senior Notes—General” in the accompanying prospectus.

We will issue the Series B Notes in fully registered form in denominations of $1,000 and multiples thereof. The Bank of New York, the Trustee under the Senior Note Indenture, will register transfers and exchanges of the Series B Notes and will serve as paying agent for the Series B Notes. Principal on the Series B Notes will be payable at the Trustee’s corporate trust office at 101 Barclay Street, New York, New York 10286. We will initially issue the Series B Notes in global form. Please refer to “-Global Securities” in this prospectus supplement and “Description of the Senior Notes—Book-Entry Only System” in the accompanying prospectus.

Interest

The Series B Notes will bear interest at             % per year. We will pay interest semiannually in arrears on June 1 and December 1 of each year (each, an “Interest Payment Date”), beginning November 1, 2003, and on the maturity date. Interest on the Series B Notes for any period other than a complete interest payment period will be computed on the basis of a 360 day year of twelve 30 day months for the actual number of days elapsed. If an Interest Payment Date or the maturity date of the Series B Notes falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day (without any interest or other payment in respect of such delay).

Interest on the Series B Notes will accrue from, and including, the date of original issuance of the Series B Notes to, and excluding, the first Interest Payment Date and then from, and including, the immediately preceding Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Interest Payment Date or the maturity date, as the case may be.

We will pay the interest payable for any Interest Payment Date to the person in whose name the Series B Note is registered at the close of business (1) on the business day prior to each Interest Payment Date if the Series B Note remains in book-entry only form or (2) on the fifteenth calendar day before each Interest Payment Date if the Series B Note does not remain in book-entry only form.

When we use the term “business day,” we mean any day except a Saturday, a Sunday or a legal holiday in the City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.

Optional Redemption

The Series B Notes are not redeemable prior to maturity.

Limitation on Liens and Sale and Leaseback Transactions

The covenants set forth in the accompanying prospectus under “Description of the Senior Notes—Limitation on Liens” and “—Sale and Leaseback Transactions” have been made applicable to the Series B Notes.

Global Securities

When the Series B Notes are initially issued, one or more global securities (the “Global Securities”) will represent the Series B Notes. These Global Securities will have an aggregate principal amount equal to that of the Series B Notes they represent. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the “Depositary”), and registered in the name of Cede & Co., a nominee of the

Depositary. The Global Securities will bear legends stating the restrictions on exchanges and registration of transfer referred to below and any other matters provided for by the Senior Note Indenture. Please refer to “Description of the Senior Notes—Book-Entry Only System” in the accompanying prospectus.

The Global Securities may not be transferred except as a whole (1) by the Depositary to a nominee of the Depositary or (2) by a nominee of the Depositary to the Depositary or another nominee of the Depositary or (3) by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If (1) the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by us within ninety days or (2) there shall have occurred and be continuing after any applicable grace periods an Event of Default under the Senior Note Indenture with respect to the Series B Notes represented by such Global Security, we will issue certificated notes in definitive registered form in exchange for the Global Securities representing the Series B Notes. In addition, we may at any time and in our sole discretion determine not to have any Series B Notes in registered form represented by one or more Global Securities and, in such event, will issue certificated notes in definitive form in exchange for the Global Securities representing the Series B Notes. In any such instance, an owner of a beneficial interest in the Global Securities will be entitled to physical delivery in definitive form of certificated notes represented by the Global Securities equal in principal amount to such beneficial interest and to have such certificated notes registered in its name.

Defeasance

We may defease the indebtedness on the Series B Notes on the terms described under “Description of the Senior Notes—Defeasance,” beginning on page 13 in the accompanying prospectus. In addition, we may defease the Series B Notes within 60 days prior to maturity without delivering an opinion that the defeasance will not cause the Holders of the Series B Notes to recognize income, gain, loss or expense for Federal income tax purposes. The purpose of this provision is to give us more flexibility in timing a refinancing of the indebtedness represented by the Series B Notes. Such a defeasance would be treated as a taxable exchange for Federal income tax purposes, as a result of which a Holder could recognize gain or loss, and which could change the amounts, timing and character of any income, gain or loss recognized on the Series B Notes following defeasance.

Certain Notices

With respect to any Series B Notes represented by a Global Security, notices to be given to the holders of the Series B Notes will be deemed to have been duly given to the holders when given to the Depositary, or its nominee, in accordance with the Depositary’s policies and procedures. We believe that the Depositary’s practice is to inform its participants of any such notice it receives in accordance with its policies and procedures. Persons who hold beneficial interests in the Series B Notes through the Depositary or its direct or indirect participants may wish to consult with them about how notices and other communications relating to the Series B Notes may be given and received through the facilities of the Depositary. Neither we nor the Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among the Depositary, its direct and indirect participants and the beneficial owners of the Series B Notes in global form.

With respect to Series B Notes not represented by a Global Security, other notices to be given to the holders of the Series B Notes will be deemed to have been duly given to the holders upon the mailing of such notices to the holders at their respective addresses as they appear on the security register maintained by us or our agent as of the close of business the day before notice is given. Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement between us and each of the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters have severally agreed to purchase the principal amount of Series B Notes set forth opposite its name below:

Underwriters	Principal Amount of Series B Notes
Morgan Stanley & Co. Incorporated	$
Barclays Capital Inc.
J.P.Morgan Securities, Inc.
Fleet Securities, Inc
The Royal Bank of Scotland plc

Total	$

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series B Notes offered hereby if any of the Series B Notes are purchased. The obligations of the underwriters, including their agreement to purchase the Series B Notes from us, are several and not joint. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to certain conditions. The underwriters will sell the Series B Notes to the public when and if the underwriters buy the Series B Notes from us.

The underwriters have advised us that they initially propose to offer part of the Series B Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of % of the principal amount of the Series B Notes. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed % of the principal amount of the Series B Notes. After the initial offering of the Series B Notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We do not plan to list the Series B Notes on any national securities exchange or the Nasdaq Stock Market, and there is no established trading market for the Series B Notes. The underwriters have advised us that they intend to make a market in the Series B Notes. The underwriters are not obligated to do so, however, and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series B Notes or that a public trading market for the Series B Notes will develop.

In order to facilitate the offering of the Series B Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series B Notes. Specifically, the underwriters may overallot in connection with the offering of the Series B Notes, creating a short position in the Series B Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Series B Notes, the underwriters may bid for, and purchase, Series B Notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series B Notes in the offering, if it repurchases previously distributed Series B Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Series B Notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We estimate that our expenses in connection with the offer and sale of the Series B Notes will be approximately $            .

We have agreed to indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

The underwriters and certain of their affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us and our affiliates in the ordinary course of business.

The Royal Bank of Scotland plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of notes in the United States, it will do so through one or more registered broker-dealers as permitted by NASD regulations.

LEGAL OPINIONS

Jeffrey C. Miller, our Assistant General Counsel, and Pillsbury Winthrop LLP, One Battery Park Plaza, New York, New York 10004-1490, counsel for the underwriter, will give legal opinions relating to the validity of the Series B Notes. As of May 21, 2003, Mr. Miller beneficially owned 9,420 of our common shares.